SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)1

MONEYGRAM INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

60935Y208
(CUSIP Number)

David P. Kreisler, Esq.
Weil, Gotshal & Manges LLP
100 Federal Street, 34th Floor
Boston, Massachusetts 02110
(617) 772-8300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

____________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 36,332,270
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 36,332,270
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 36,332,270
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 50.8%
14.		TYPE OF REPORTING PERSON OO
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 71,489,709 (which is the sum of (i) 57,834,779 shares of Common Stock outstanding as of December 22, 2011 and (ii) 13,654,930 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 109,239.4718 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of December 22, 2011.

13D
1.		NAME OF REPORTING PERSONS THL Equity Advisors VI, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 36,000,489
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 36,000,489
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 36,000,489
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 50.4%
14.		TYPE OF REPORTING PERSON OO
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 71,489,709 (which is the sum of (i) 57,834,779 shares of Common Stock outstanding as of December 22, 2011 and (ii) 13,654,930 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 109,239.4718 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of December 22, 2011.

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee Equity Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 20,009,447
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 20,009,447
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 20,009,447
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) *† 28.0%
14.		TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 71,489,709 (which is the sum of (i) 57,834,779 shares of Common Stock outstanding as of December 22, 2011 and (ii) 13,654,930 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 109,239.4718 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of December 22, 2011.

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee Parallel Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 13,549,334
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 13,549,334
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 13,549,334
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 19.0%
14.		TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 71,489,709 (which is the sum of (i) 57,834,779 shares of Common Stock outstanding as of December 22, 2011 and (ii) 13,654,930 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 109,239.4718 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of December 22, 2011.

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee Parallel (DT) Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 2,366,797
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 2,366,797
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,366,797
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 3.3%
14.		TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 71,489,709 (which is the sum of (i) 57,834,779 shares of Common Stock outstanding as of December 22, 2011 and (ii) 13,654,930 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 109,239.4718 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of December 22, 2011.

13D
1.		NAME OF REPORTING PERSONS THL Equity Fund VI Investors (MoneyGram), LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 74,911
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 74,911
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 74,911
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 0.1%
14.		TYPE OF REPORTING PERSON OO
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 71,489,709 (which is the sum of (i) 57,834,779 shares of Common Stock outstanding as of December 22, 2011 and (ii) 13,654,930 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 109,239.4718 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of December 22, 2011.

13D
1.		NAME OF REPORTING PERSONS THL Coinvestment Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 57,156
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 57,156
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 57,156
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 0.1%
14.		TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 71,489,709 (which is the sum of (i) 57,834,779 shares of Common Stock outstanding as of December 22, 2011 and (ii) 13,654,930 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 109,239.4718 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of December 22, 2011.

13D
1.		NAME OF REPORTING PERSONS THL Operating Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 70,418
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 70,418
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 70,418
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 0.1%
14.		TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 71,489,709 (which is the sum of (i) 57,834,779 shares of Common Stock outstanding as of December 22, 2011 and (ii) 13,654,930 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 109,239.4718 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of December 22, 2011.

13D
1.		NAME OF REPORTING PERSONS Putnam Investments Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 102,084
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 102,084
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 102,084
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 0.1%
14.		TYPE OF REPORTING PERSON OO
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 71,489,709 (which is the sum of (i) 57,834,779 shares of Common Stock outstanding as of December 22, 2011 and (ii) 13,654,930 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 109,239.4718 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of December 22, 2011.

13D
1.		NAME OF REPORTING PERSONS Great-West Investors L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 204,207
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 204,207
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 204,207
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 0.3%
14.		TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 71,489,709 (which is the sum of (i) 57,834,779 shares of Common Stock outstanding as of December 22, 2011 and (ii) 13,654,930 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 109,239.4718 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of December 22, 2011.

13D
1.		NAME OF REPORTING PERSONS Putnam Investments Employees’ Securities Company III LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 102,084
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 102,084
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 102,084
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 0.1%
14.		TYPE OF REPORTING PERSON OO
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 71,489,709 (which is the sum of (i) 57,834,779 shares of Common Stock outstanding as of December 22, 2011 and (ii) 13,654,930 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 109,239.4718 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of December 22, 2011.

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on April 4, 2008, as amended on March 9, 2011, May 9, 2011, May 23, 2011, November 16, 2011, November 23, 2011 and December 22, 2011 (the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 7 shall have the meaning assigned to such term in the Schedule 13D.

Item 5.  Interest in Securities of the Company.

Item 5 (a) – (b) is hereby amended and restated in its entirety with the following:

“(a) – (b)

The ownership percentages set forth in this Item 5 include both (i) ownership percentages including the Common Stock issuable upon conversion of the Series D Stock (which Series D Stock, subject to certain exceptions, is non-voting) in the outstanding number of shares of Common Stock (referred to herein as the “Deemed Outstanding”) and (ii) ownership percentages calculated excluding the Common Stock issuable upon conversion of the Series D Stock from the total outstanding number of shares of Common Stock (referred to herein as the “Actually Outstanding”).

As of the date hereof, the Reporting Persons collectively may be deemed to beneficially own 36,332,270 shares, which constitute 50.8% of the Deemed Outstanding Common Stock and 62.8% of the Actually Outstanding Common Stock.

As a result of the matters described in Item 6 below, Silver Point is no longer a member of a “group,” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder, with THL and Goldman Sachs.  Therefore, Equity Fund, Advisors and Advisors VI shall no longer be deemed to have an indirect beneficial ownership in the 749,118 shares held by Silver Point.

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to share beneficial ownership with respect to the shares reported herein.  Except to the extent of a pecuniary interest therein, each of the Reporting Persons expressly disclaims the existence of such beneficial ownership, except: (1) Advisors does not disclaim beneficial ownership of shares held by the THL Coinvest Entities, (2) Advisors VI does not disclaim beneficial ownership of shares held by Equity Fund, Parallel Fund, DT Fund and Fund VI (MG), (3) Putnam Holdings does not disclaim beneficial ownership of shares held by Putnam, and (4) Great-West does not disclaim beneficial ownership of shares held by Putnam and Putnam Holdings.

        Equity Fund has direct beneficial ownership of 20,009,447 shares, or 28.0% of the Deemed Outstanding Common Stock and 34.6% of the Actually Outstanding Common Stock.  Equity Fund may be deemed to share with Advisors and Advisors VI voting and dispositive power with respect to such Common Stock.

Parallel Fund has direct beneficial ownership of 13,549,334 shares, or 19.0% of the Deemed Outstanding Common Stock and 23.4% of the Actually Outstanding Common Stock.  Parallel Fund may be deemed to share with Advisors and Advisors VI voting and dispositive power with respect to such Common Stock.

DT Fund has direct beneficial ownership of 2,366,797 shares, or 3.3% of the Deemed Outstanding Common Stock and 4.1% of the Actually Outstanding Common Stock.  DT Fund may be deemed to share with Advisors and Advisors VI voting and dispositive power with respect to such Common Stock.

Fund VI (MG) has direct beneficial ownership of 74,911 shares, or 0.1% of the Deemed Outstanding Common Stock and 0.1% of the Actually Outstanding Common Stock.  Fund VI (MG) may be deemed to share with Advisors and Advisors VI voting and dispositive power with respect to such Common Stock.

Coinvestment Fund has direct beneficial ownership of 57,156 shares, or 0.1% of the Deemed Outstanding Common Stock and 0.1% of the Actually Outstanding Common Stock.  Coinvestment Fund may be deemed to share with Advisors voting and dispositive power with respect to such Common Stock.

Operating Partners has direct beneficial ownership of 70,418 shares, or 0.1% of the Deemed Outstanding Common Stock and 0.1% of the Actually Outstanding Common Stock.  Operating Partners may be deemed to share with Advisors voting and dispositive power with respect to such Common Stock.

Putnam has direct beneficial ownership of 102,084 shares, or 0.1% of the Deemed Outstanding Common Stock and 0.2% of the Actually Outstanding Common Stock.  Putnam may be deemed to share with Putnam Holdings, Great-West and Advisors voting and dispositive power with respect to such Common Stock.

Putnam Holdings, as the managing member of Putnam, may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of 102,084 shares, or 0.1% of the Deemed Outstanding Common Stock and 0.2% of the Actually Outstanding Common Stock.  Putnam Holdings may be deemed to share with Great-West and Advisors voting and dispositive power with respect to such Common Stock.

Great-West has direct beneficial ownership of 102,123 shares, or 0.1% of the Deemed Outstanding Common Stock and 0.2% of the Actually Outstanding Common Stock, and indirectly controls Putnam Holdings, so may be deemed to have an indirect beneficial ownership of 102,084 shares, or 0.1% of the Deemed Outstanding Common Stock and 0.2% of the Actually Outstanding Common Stock; such shares aggregate to 204,207 shares of Common Stock, or 0.3% of the Deemed Outstanding Common Stock and 0.4% of the Actually Outstanding Common Stock.  Great-West may be deemed to share with Advisors voting and dispositive power with respect to such Common Stock.

Advisors VI, as the general partner of the Funds and Fund VI (MG), may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of 36,000,489 shares, or 50.4% of the Deemed Outstanding Common Stock and 62.2% of the Actually Outstanding Common Stock.  Advisors VI may be deemed to share with Advisors voting and dispositive power with respect to such Common Stock.

Advisors, (1) as the general partner of the sole member of Advisors VI, (2) as the general partner of the general partner of Coinvestment Fund and Operating Partners, and (3) pursuant to the terms of the Fourth Amended and Restated Limited Partnership Agreement of Thomas H. Lee Equity Fund VI, L.P., which requires Great-West and Putnam to dispose of its shares of stock pro rata with the Funds, may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of 36,332,270 shares, which constitute 50.8% of the Deemed Outstanding Common Stock and 62.8% of the Actually Outstanding Common Stock.

As a result of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act with Goldman Sachs.  The Reporting Persons disclaim beneficial ownership of the stock held by Goldman Sachs.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any of stock beneficially owned by Goldman Sachs for purposes of Section 13(d) of the Exchange Act or for any other purpose.”

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by inserting the following as the last paragraph thereof:

 “As previously disclosed, on March 7, 2011, Silver Point and THL amended the 2009 Letter Agreement to provide that as of the nine month anniversary of the Closing Date, Sections 2 and 3 of the 2009 Letter Agreement would terminate, thus terminating (i) the Proxy and (ii) the Co-Exit Rights.  In addition, on May 18, 2011, Silver Point, THL and Goldman Sachs amended the Shareholders Agreement to, among other things, provide that Silver Point shall cease to be a party to the Shareholders Agreement as of the nine month anniversary of the Closing Date.  The Closing Date occurred on May 18, 2011.  As a result, on February 18, 2012, Silver Point ceased to have any agreement, arrangement or understanding to act together with any other person for the purpose of acquiring, holding, voting or disposing of securities of the Issuer and thus Silver Point ceased to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder, with THL and Goldman Sachs. Therefore, Equity Fund, Advisors and Advisors VI shall no longer be deemed to have an indirect beneficial ownership in the 749,118 shares held by Silver Point.”

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  February 21, 2012

THOMAS H. LEE ADVISORS, LLC

By:	/s/ Charles Holden
Name:	Charles Holden
Title:	Managing Director

THL EQUITY ADVISORS VI, LLC

By:	THOMAS H. LEE PARTNERS, L.P. its sole member
By:	THOMAS H. LEE ADVISORS, LLC its general partner

By:	/s/ Charles Holden
Name:	Charles Holden
Title:	Managing Director

THOMAS H. LEE EQUITY FUND VI, L.P.

By:	THL EQUITY ADVISORS VI, LLC, its general partner
By:	THOMAS H. LEE PARTNERS, L.P., its sole member
By:	THOMAS H. LEE ADVISORS, LLC, its general partner

By:	/s/ Charles Holden
Name:	Charles Holden
Title:	Managing Director

THOMAS H. LEE PARALLEL FUND VI, L.P.

By:	THL EQUITY ADVISORS VI, LLC, its general partner
By:	THOMAS H. LEE PARTNERS, L.P., its sole member
By:	THOMAS H. LEE ADVISORS, LLC, its general partner

By:	/s/ Charles Holden
Name:	Charles Holden
Title:	Managing Director

THOMAS H. LEE PARALLEL (DT) FUND VI, L.P.

By:	THL EQUITY ADVISORS VI, LLC, its general partner
By:	THOMAS H. LEE PARTNERS, L.P., its sole member
By:	THOMAS H. LEE ADVISORS, LLC, its general partner

By:	/s/ Charles Holden
Name:	Charles Holden
Title:	Managing Director

THL EQUITY FUND VI INVESTORS (MONEYGRAM), LLC

By:	THL EQUITY ADVISORS VI, LLC, its general partner
By:	THOMAS H. LEE PARTNERS, L.P., its sole member
By:	THOMAS H. LEE ADVISORS, LLC, its general partner

By:	/s/ Charles Holden
Name:	Charles Holden
Title:	Managing Director

THL COINVESTMENT PARTNERS, L.P.

By:	THOMAS H. LEE PARTNERS, L.P. its sole member
By:	THOMAS H. LEE ADVISORS, LLC its general partner

By:	/s/ Charles Holden
Name:	Charles Holden
Title:	Managing Director

THL OPERATING PARTNERS, L.P.

By:	THOMAS H. LEE PARTNERS, L.P. its sole member
By:	THOMAS H. LEE ADVISORS, LLC its general partner

By:	/s/ Charles Holden
Name:	Charles Holden
Title:	Managing Director

GREAT-WEST INVESTORS L.P.

By: THOMAS H. LEE ADVISORS, LLC
its attorney-in-fact

By:	/s/ Charles Holden
Name:	Charles Holden
Title:	Managing Director

PUTNAM INVESTMENTS EMPLOYEES’ SECURITIES COMPANY III LLC

By: PUTNAM INVESTMENTS HOLDINGS, LLC
its managing member
By: PUTNAM INVESTMENTS, LLC
its managing member
By: THOMAS H. LEE ADVISORS, LLC
its attorney-in-fact

By:	/s/ Charles Holden
Name:	Charles Holden
Title:	Managing Director

PUTNAM INVESTMENTS HOLDINGS, LLC

By: PUTNAM INVESTMENTS, LLC
its managing member
By: THOMAS H. LEE ADVISORS, LLC
its attorney-in-fact

By:	/s/ Charles Holden
Name:	Charles Holden
Title:	Managing Director